LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 23, 2021

Ms. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Dear Mr. Sutcliffe:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A filed October 15, 2021 (SEC Accession No. 0000894189-21-007337) (the “Amendment”) with respect to RiverNorth Volition America Patriot ETF (the “Fund”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.
Response: The Trust acknowledges the Staff’s comment and expects to file responsive correspondence at least five business days before the filing of the subsequent amendment.
2.Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response: The Trust acknowledges the Staff’s comment and will complete all previously-incomplete information in accordance with Form N-1A prior to filing an amendment to the Fund’s registration statement.
Fees and Expense Table and Example Information
3.Please confirm that there are no fee reimbursements or recoupments.
Response: The Trust confirms that there are no fee reimbursement or recoupment arrangements in place for the Fund.
4.Please confirm acquired funds fees and expenses (“AFFE”) for the Fund are not anticipated to exceed 0.01% or include AFFE as a separate line item in the Fund’s fee table.
Response: The Trust confirms that the Fund’s AFFE is not anticipated to exceed 0.01%.

5.Please provide the one and three year expense examples.
Response: The Trust responds by providing the expense examples as follows:

1 Year: $72	3 Years: $224
Principal Investment Strategies
6.Please provide additional information regarding the Fund’s investments, investment philosophy, investment caps, investment minimums, sectors or other areas of focus the Fund uses in its investment selections.
Response: The Trust has revised the second paragraph of the “Principal Investment Strategies” section as follows:
“The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities, including common stock of mid-cap and large-cap companies, tied to the economy of the U.S. RiverNorth Capital Management, LLC (the “Sub-Adviser”), the Fund’s sub-adviser, will consider a company to be tied to the U.S. economy if: 1) the company is organized under the laws of the U.S.; 2) the shares of the company are traded principally in the U.S., and 3) the company generates at least 90% of its revenue from its activities in the U.S. In addition, to be eligible for inclusion in the Fund’s portfolio, a company also must have, at the time of purchase, a market capitalization over $5 billion.
The portfolio will be constructed at the discretion of the Sub-Adviser. In constructing the Fund’s portfolio, the Sub-Adviser may consider a variety of factors, including its overall market sector and industry weighting, and no one factor is expected to be determinative of investment decisions. Weightings of positions and sectors and industries may be adjusted at any time at the discretion of the Sub-Adviser.”
7.The Staff requests that the last sentence of “Folds of Honor” be updated with current statistics.
Response: The Trust has revised the last sentence of “Folds of Honor” section as follows:
“Since 2007, a cumulative average ratio of 91% of every dollar raised by Folds of Honor has been contributed to its scholarship program (91% in 2020), which has awarded approximately 35,000 in educational scholarships.”
8.Please explain whether Volition America has a substantive level of involvement with the Fund. If Volition America has no substantive level of involvement, please explain why the name of the Fund is not misleading under section 35(d) .
Response: The Trust supplementally responds that, as stated in the Prospectus, Volition America has no involvement in the day-to-day operations of the Fund. Rather, it is a for profit charitable organization closely associated with Folds of Honor that the Sub-Adviser has partnered with to facilitate the contribution of a portion of its sub-advisory fee to Folds of Honor. The reference to “Volition America” is the proper name of a for-profit charitable organization and is not dissimilar to the inclusion of investment adviser or sponsor names in fund names. It does not indicate investment in a particular investment type or industry and the relationship between the Fund, the Adviser and the Sub-Adviser is disclosed in the Fund’s principal investment strategy. For these reasons, we do not believe the inclusion of Volition America is materially deceptive or otherwise misleading under Section 35(d).

9.Please disclose if there is an agreement to license the Fund’s name under Item 28(h) of Form N-1A.
Response: The Trust confirms that the Fund is not a party to any licensing agreement with respect to its name.
10.Please confirm whether Volition America is a 501(c)(3) charitable organization and not a for-profit entity.
Response: The Trust confirms that Volition America is a for-profit organization and has revised the Prospectus to so state.
Principal Investment Risks
11.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
12.Please remove “Small-Capitalization Investing” risk as a principal risk of the Fund or add it to the Fund’s Item 9 disclosure.
Response: The Trust confirms that it has removed Small-Capitalization Investing risk from the Prospectus.
Additional Information About the Fund
13.Please disclose in the “Additional Information About the Fund” section if there is a quantifiable commitment by the Adviser to pay to Volition America.
Response: The Trust notes supplementally that while the Adviser will pay Volition America a fee out of the Adviser’s revenue it is not a quantifiable commitment by the Adviser.
14.Please include a discussion of the Fund’s investment objective, strategies and policies in accordance with the requirements of Form N-1A, Items 9(a) and (b).
Response: The Trust believes the current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective, strategies and policies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.
Statement of Additional Information
15.Remove “related” from the first sentence of Investment Restriction 1.
Response: The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes of determining industry concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).
16.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019))
Response: We have replaced the referenced disclosure with the disclosure below which has been previously discussed and reviewed by the Staff.
ACCEPTANCE OF ORDERS OF CREATION UNITS. The Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.

*	*	*

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary